

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 12, 2009

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Joseph C. Bartolacci, President
   and Chief Executive Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA   15212-0188

Re: Matthews International Corporation
          Annual Report on Form 10-K for the FYE September 30, 2007
          Filed on November 27, 2007
          File No. 0-09115

Dear Mr. Bartolacci:

      We have completed our review of your 2007 Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Brigitte P. Lippmann, Reviewer at (202) 551-3713

                    Sincerely,

                    Pamela A. Long
                    Assistant Director